UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Avago Technologies Limited

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

Y0486S104

(CUSIP Number)

Karen M. King

Silver Lake

2775 Sand Hill Road, Suite 100

Menlo Park, CA 94025

(650) 233 8120

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y0486S104

1.	Names of Reporting Persons. Silver Lake (Offshore) AIV GP IV, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. Y0486S104

1.	Names of Reporting Persons. Silver Lake Technology Associates IV Cayman, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. Y0486S104

1.	Names of Reporting Persons. Silver Lake Partners IV Cayman (AIV II), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. Y0486S104

1.	Names of Reporting Persons. Silver Lake Technology Investors IV Cayman, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. Y0486S104

1.	Names of Reporting Persons. SLP Argo I Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. Y0486S104

1.	Names of Reporting Persons. SLP Argo II Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

This Amendment No. 3 supplements and amends the statement on Schedule 13D initially filed on May 16, 2014, as amended by Amendment No. 1 thereto, filed on June 1, 2015, and by Amendment No. 2 thereto, filed on July 1, 2015 (as so amended, the “Schedule 13D”). Each Item below amends the information disclosed under the corresponding Item of the Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end thereof:

On February 1, 2016, pursuant to the terms of an Agreement and Plan of Merger, dated as of May 28, 2015, by and among the Issuer, Broadcom Corporation (“Broadcom”), Pavonia Limited, Safari Cayman L.P., Avago Technologies Cayman Holdings Ltd., Avago Technologies Cayman Finance Limited, Buffalo CS Merger Sub, Inc. (“CS Merger Sub”) and Buffalo UT Merger Sub, Inc. (“UT Merger Sub,” and, together with CS Merger Sub, the “Merger Subs”), (a) the Issuer was indirectly acquired by Pavonia Limited pursuant to the terms of a scheme of arrangement under Singapore law consummated in accordance with Section 210 of the Companies Act (Chapter 50 of Singapore), and (b) the Merger Subs merged with and into Broadcom, with Broadcom as the surviving corporation in such mergers (collectively, the “Transactions”). As a result of the Transactions, (x) both the Issuer and Broadcom became indirect subsidiaries of Pavonia Limited, and (y) all issued Ordinary Shares of the Issuer were exchanged on a one-for-one basis for newly issued ordinary shares of Pavonia Limited. Pavonia Limited was subsequently renamed Broadcom Limited.

Item 5.	Interest in Securities of the Issuer

Items 5(a), 5(b), 5(c) and 5(e) of the Schedule 13D are hereby amended and restated to reflect the following:

(a) – (b) As a result of the transactions described in the final paragraph of Item 4 of this Schedule 13D, none of the Reporting Persons has, and no Reporting Person may be deemed to have, beneficial or other ownership of any Ordinary Shares.

(c) As reported on a Form 4 filed with the Securities and Exchange Commission on January 19, 2016, on January 15, 2016, Mr. Kenneth Y. Hao acquired 7,186 Ordinary Shares of the Issuer as a result of the exercise of an option at an exercise price of $31.49 per share. These securities are held by Mr. Hao for the benefit of certain entities (“Silver Lake”) affiliated with Silver Lake (Offshore) AIV GP IV, Ltd. (“AIV GP IV”). Mr. Hao served as a director of the Issuer until the time of the Transactions described above in Item 4. Pursuant to Mr. Hao’s arrangement with Silver Lake with respect to director compensation, upon the sale of these securities, the proceeds from such sale(s) are expected to be remitted to Silver Lake. Mr. Hao is a director of AIV GP IV.

Except as set forth above, none of the Reporting Persons have effected any transactions in the Issuer’s Ordinary Shares in the past sixty days.

(e)	On February 1, 2016, the Reporting Persons ceased to be the beneficial owners of any Ordinary Shares.

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 1st day of February, 2016.

SILVER LAKE (OFFSHORE) AIV GP IV, LTD.
By:	/s/ Karen M. King
Name:	Karen M. King
Title:	Director

SILVER LAKE TECHNOLOGY ASSOCIATES IV CAYMAN, L.P.

By:	SILVER LAKE (OFFSHORE) AIV GP IV, LTD., its general partner

By:	/s/ Karen M. King
Name:	Karen M. King
Title:	Director

SILVER LAKE PARTNERS IV CAYMAN (AIV II), L.P.

By:	SILVER LAKE TECHNOLOGY ASSOCIATES IV CAYMAN, L.P., its general partner

By:	SILVER LAKE (OFFSHORE) AIV GP IV, LTD., its general partner

By:	/s/ Karen M. King
Name:	Karen M. King
Title:	Director

SILVER LAKE TECHNOLOGY INVESTORS IV CAYMAN, L.P.

By:	SILVER LAKE TECHNOLOGY ASSOCIATES IV CAYMAN, L.P., its general partner

By:	SILVER LAKE (OFFSHORE) AIV GP IV, LTD., its general partner

By:	/s/ Karen M. King
Name:	Karen M. King
Title:	Director

SLP ARGO I LTD.

By:	/s/ Karen M. King
Name:	Karen M. King
Title:	General Counsel

SLP ARGO II LTD.

By:	/s/ Karen M. King
Name:	Karen M. King
Title:	General Counsel